

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Paul Williams
Chief Financial Officer
Financial Gravity Companies, Inc.
12600 Hill Country Blvd
Suite R-275
Bee Cave, TX 78738

      Re: Financial Gravity Companies, Inc.
          Form 10-K for the Fiscal Period ending September 30, 2020
          Filed January 12, 2021
          File No. 001-34770

Dear Mr. Williams:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please amend your filing to include a signed audit report in accordance with Rule 2-02 of Regulation S-X.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance